UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

WORLD POINT TERMINALS, LP

(Name of Issuer)

WORLD POINT TERMINALS, INC.

WORLD POINT TERMINALS, LP
WPT GP, LLC
(Names of Person(s) Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

98159G107
(CUSIP Number of Class of Securities)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Dennis J. Block Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-2222	Copies to:	Thomas A. Litz Thompson Coburn LLP One US Bank Plaza St. Louis, MO 63101 (314) 552-6072

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street Wilmington, DE 19899-0951 (302) 984-6000		Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,070,697	$18,437

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all issued and outstanding common units (the “Units”) of World Point Terminals, LP (the “Partnership”) not beneficially owned by World Point Terminals, Inc. (the “Offeror”) or its affiliates, at a price per Unit equal to $17.30, net to the holder in cash, without interest thereon. As of May 31, 2017, 34,861,014 Units were outstanding, of which 25,666,176 Units were held by the Offeror and its affiliates. Accordingly, this calculation assumes the purchase by the Offeror of 9,194,838 Units.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by $0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,437
Form or registration No.:	Schedule TO
Filing Party:	World Point Terminals, Inc.
Date Filed:	June 2, 2017

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”), together with exhibits hereto, is being filed by (1) World Point Terminals, Inc., a Delaware corporation (the “Offeror”), (2) World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), and (3) WPT GP, LLC, a Delaware limited liability company and general partner of the Partnership (the “General Partner”) (each of the parties described in clauses (1) through (3) above, a “Filing Person”).

This Schedule 13E-3 relates to the Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, the General Partner and the Partnership (together with any amendments and supplements thereto, the “Transaction Agreement”). Pursuant to the Transaction Agreement, the Offeror will offer to purchase all issued and outstanding common units (“Units”) of the Partnership that are not already beneficially owned by the Offeror or its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated June 2, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”), each as originally filed with the Tender Offer Statement filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on June 2, 2017 (the “Schedule TO”). After the completion of the Offer, and subject to the satisfaction or, to the extent permitted, waiver of certain conditions, the Offeror will purchase any and all outstanding Units not tendered pursuant to the Offer (other than any such Units held by the Offeror or its affiliates) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, as amended, at a price per Unit equal to the Offer Price.

In response to the Offer, on the date hereof, concurrently with the filing of the Offer to Purchase, the Partnership is filing a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The information contained in the Offer to Purchase and the Schedule 14D-9, including all schedules, annexes and exhibits thereto, is expressly incorporated herein by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The cross-references below are being supplied pursuant to Instruction G to Schedule 13E-3 and show the location in the Schedule TO or the Schedule 14D-9, as applicable.

The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule 14D-9. All information contained in this Schedule 13E-3 concerning the Offeror, the General Partner and the Partnership has been provided by such person and not by any other person.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002 of Regulation M-A

(a)	Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and the information set forth in the Offer to Purchase under the “The Offer—Section 8—Certain Information Concerning the Partnership” is incorporated herein by reference.

(b)	Securities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c)-(d)	Trading Market and Price; Dividends. The information set forth in the Offer to Purchase under “The Offer—Section 6—Price Range of Units,” “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Offer to Purchase under “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Item 1003 of Regulation M-A

(a)	Name and Address. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person” and the information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Partnership,” “The Offer—Section 9—Certain Information Concerning the Offeror” and “Schedule A—Executive Officers and Directors of the Offeror” is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Partnership” and “The Offer—Section 9—Certain Information Concerning the Offeror” is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Partnership,” “The Offer—Section 9—Certain Information Concerning the Offeror” and “Schedule A—Executive Officers and Directors of the Offeror” is incorporated herein by reference.

During the past five years, none of the directors and executive officers of the General Partner or the Partnership or the persons described below have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Name	Citizenship	Position with the General Partner	Position with the Offeror
Paul A. Novelly	USA	Chairman of the Board of Directors and Chief Executive Officer	Chairman and Director
Jonathan Q. Affleck	USA	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer
Kenneth E. Fenton	USA	President and Chief Operating Officer	None
Steven G. Twele	USA	Director	None
G. Louis Graziadio III	USA	Director	Director
Paul M. Manheim	USA	Director	None
Alain Louvel	USA	Director	None
Paul F. Little	USA	Director	None
Edwin A. Levy	USA	Director	Director
Donald C. Bedell	USA	Director	Director

Paul A. Novelly has been the chairman of the board and chief executive officer of the General Partner since its inception in April 2013, and served as president from its inception until the appointment of Mr. Fenton as president in March 2015. He has also served on the board of directors of the Offeror (the “Offeror Board”) and as chairman of the Offeror since its inception. Mr. Novelly has served for over ten years as chairman and chief executive officer of Apex Oil Company, Inc. (“Apex”). Mr. Novelly devotes the majority of his time to his role at Apex and also spends time, as needed, directly managing the Partnership’s business and affairs. Mr. Novelly has served as president and a director of A.I.C. Limited, a Bermuda-based oil trading company and chairman of St. Albans Global Management, Limited Partnership, LLLP, which provides corporate management services, positions he has held for over ten years. He has also been the chairman of the board and chief executive officer of FutureFuel Corp., a manufacturer of biofuels and chemical products, since 2005. He also currently serves on the board of directors at Boss Holdings, Inc., a distributor of work gloves, boots and rainwear, and other consumer products, and Bond Street Holdings, Inc., a holding company whose material subsidiary is Florida Community Bank.

Jonathan Q. Affleck was appointed as the vice president and chief financial officer of the General Partner and the Offeror effective October 1, 2015. Mr. Affleck joined the Partnership in 2013 and has served as general counsel for the Partnership since that time. Prior to joining the Partnership, Mr. Affleck was an associate in the New York office of Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates from January 2011 through March 2013.

Kenneth E. Fenton has been chief operating officer of the General Partner since its inception in April 2013 and was appointed to serve as president effective March 24, 2015. For over ten years, Mr. Fenton has been president of Petroleum Fuel & Terminal Company, or PF&T, a subsidiary of Apex that manages terminals for Apex and previously managed terminals for Center Point Terminal Company, LLC, a wholly owned subsidiary of the Partnership. Since June 2012, Mr. Fenton has been an executive vice president, and was a director through June 30, 2013, of Center Point Terminal Company, LLC. Mr. Fenton devotes the majority of his time to directly managing the Partnership’s business and affairs and spends some time, as needed, managing and directing the business and affairs of PF&T. Prior to that, Mr. Fenton held various other positions with Apex and PF&T, including general manager for terminal operations, asphalt marketing and marketing of refined petroleum products. Prior to working at Apex, Mr. Fenton was a senior operations analyst for Citigroup.

Steven G. Twele was appointed to serve as a member of the board of directors of the General Partner in August 2013. Mr. Twele served as the vice president and chief financial officer of the General Partner from its inception in April 2013 until his retirement in October 2015 and as the vice president and chief financial officer of the Offeror and several of its subsidiaries for over ten years. Since March 2012, Mr. Twele has been a director of certain subsidiaries of the Offeror. In these positions, Mr. Twele was part of the team that built the Partnership’s predecessor. Since 1991, Mr. Twele has been president and director of Pinnacle Consulting, Inc., an accounting and financial consulting firm based in St. Louis, Missouri. Prior to that, Mr. Twele was a senior manager for the accounting firm Arthur Andersen & Co. Mr. Twele is a licensed certified public accountant.

G. Louis Graziadio III was appointed to serve as a member of the board of directors of the General Partner in August 2013. He has also served as a member of the Offeror Board since 2012. Mr. Graziadio has served for over fifteen years as the president and chief executive officer of Second Southern Corp., the managing partner of Ginarra Partners, L.L.C., a closely held California company involved in a wide range of investments and business ventures, including real estate and oil & gas. Mr. Graziadio is also chairman of the board and chief executive officer of Boss Holdings, Inc., a distributor of work and hunting gloves, rainwear, rain boots, industrial apparel, pet products, specialty merchandise, and wireless accessories for electronic and mobile devices, a position Mr. Graziadio has held for over five years. From 1984 to 2000, Mr. Graziadio served as a director of Imperial Bancorp, the parent company of Imperial Bank, a Los Angeles based commercial bank acquired by Comerica Bank in January 2001.

Mr. Graziadio, and companies with which he is affiliated, invest in private and public companies across a spectrum of industries. Since 1978, Mr. Graziadio has also been active in restructurings of private and public companies, as well as corporate spin-offs and initial public offerings. Mr. Graziadio also serves as Executive Chairman of Acacia Research Corporation and a director of Veritone, Inc. Previously, Mr. Graziadio has served on the board of directors of True Religion Apparel, Inc. until its sale in 2013.

Paul M. Manheim was appointed to serve as a member of the board of directors of the General Partner in August 2013. Mr. Manheim is the CEO of HAL Real Estate Inc., which develops and owns a portfolio of real estate in the Pacific Northwest consisting of multi-family, office, and mixed-use assets, a position Mr. Manheim has held since September 2015. Hal Real Estate Inc. is a subsidiary of HAL Holding N.V., an international holding company traded on the Amsterdam Stock Exchange. Mr. Manheim joined Holland America Line, N.V., the predecessor of HAL Holding N.V., in 1982 and filled various positions in the financial and corporate development areas. Mr. Manheim previously was the president and chief executive officer of HAL Real Estate Investments Inc. until September 2005. During the period from 2005 until 2015, Mr. Manheim was the chairman of the board of Shanghai Red Star Optical Company, which owns a portfolio of optical retail outlets in China and is affiliated with Europe’s largest optical retailer. He also serves on the board of directors and audit committee at FutureFuel Corp., a manufacturer of biofuels and chemical products, a position Mr. Manheim has held since 2011. Mr. Manheim previously served as a director of the Offeror and of the Offeror’s predecessor, World Point Terminals Inc., a Canadian and Toronto Stock Exchange company.

Alain Louvel was appointed to serve as a member of the board of directors of the General Partner in August 2013. Mr. Louvel began his professional career in 1970 as an advisor to the Department of Industry and Trade of the Quebec Government. In 1972, he joined Bank Paribas and for the next 33 years held numerous positions with Bank Paribas in France, Canada and the United States. From 1985 on, for a period of ten years, he was responsible for the bank’s energy, commodity and derivative activities, first in New York covering the Americas until 1991, and then in the Paris head office as global head. In 1996, Mr. Louvel returned to New York as the bank’s head of territory for the Americas, and completed his banking career as head of risk management for the Americas, with overall responsibilities over credit, market, counterparty and operational risk for the combined operations of Bank Paribas and BNP following the merger that formed BNP Paribas, until his retirement from the bank in 2007. Mr. Louvel currently serves as a director and/or member of the audit committee of Great West Life Insurance and Annuity, Putnam Investments LLC, Mountain Asset Management LLC. He is also a trustee of the French Institute Alliance Francaise and a French Foreign Trade Counselor. Mr. Louvel previously served on the board of directors of World Point Terminals Inc., a Canadian and Toronto Stock Exchange company and predecessor to the Offeror.

Paul F. Little was appointed to serve as a member of the board of directors of the General Partner in August 2013. Mr. Little was a principal in Gornitzki, Thompson & Little (“GTL”), a merchant bank, from 1986 to 1999. During that period, GTL underwrote and successfully introduced 20 plus companies to the Canadian and U.S. public markets. Prior to 2008, Mr. Little served as a director for Nautilus, Inc. and for several Canadian public companies, including Denison Mines Corp, Pure Energy Services Ltd and EGI Financial Holdings and was president of Westover Investments, Inc. He has often served as chair and has generally served as a member of the audit committee on his various company boards. Mr. Little previously served on the board of directors of World Point Terminals Inc., a Canadian and Toronto Stock Exchange company and predecessor to the Offeror.

Edwin A. Levy was appointed to serve as a member of the board of directors of the General Partner in August 2013. He has also served as a member of the Offeror Board since 2010 and previously served on the board of the Offeror’s predecessor, World Point Terminals Inc., a Canadian and Toronto Stock Exchange company. In 1979, Mr. Levy co-founded Levy, Harkins & Co., Inc., an investment advisory firm, where he now serves as chairman of the board and individual advisor. Mr. Levy is a director of the Offeror and was a director of Traffix, Inc. between November 1995 and 2006, and served as a member of its audit committee and stock options committee. Previously, Mr. Levy was a director of Forward Industries, Inc., a publicly held company in the business of designing, manufacturing, and distributing custom carrying case solutions. Mr. Levy has also been a member of the board of FutureFuel Corp. since November 2005.

Donald C. Bedell was appointed to serve as a member of the board of directors of the General Partner in August 2013. He has also served as a member of the Offeror Board since 2010 and previously served on the board of the Offeror’s predecessor, World Point Terminals Inc., a Canadian and Toronto Stock Exchange company. Mr. Bedell is chairman of the board of privately held Castle Partners and its affiliates, based in Sikeston, Missouri, which operate over 35 skilled nursing, health care, pharmaceutical, hospice and therapy facilities throughout Missouri and other states. Mr. Bedell is also a director of First Community Bank of Batesville, Arkansas, and is a member of the executive committee of such bank and its holding company. Mr. Bedell is a past chairman and member of the Missouri Department of Conservation and a member of the Missouri Health Care Association. Mr. Bedell has also been a member of the board of FutureFuel Corp. since March, 2008.

Item 4.	Terms of the Transaction

Item 1004 of Regulation M-A

(a)	Material Terms.

(a)(1)(i)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

(a)(1)(iii)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv)	The information set forth in the Offer to Purchase under “Special Factors—Section 9—Summary of the Transaction Agreement” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(v)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer—Section 1 — Terms of the Offer” and “Special Factors—Special 9—Summary of the Transaction Agreement” is incorporated herein by reference.

(a)(1)(vi)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer—Section 3—Procedure for Tendering Units” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer—Section 1—Terms of the Offer,” “The Offer—Section 2—Acceptance for Payment and Payment for Units” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(i)(ix)	Not applicable.

(a)(1)(x)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3,” “Special Factors—Section 13—Interests of Certain Persons in the Offer,” “ and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal income Tax Consequences” is incorporated herein by reference.

(a)(2)(i)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 9—Summary of the Transaction Agreement” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 9—Summary of the Transaction Agreement” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Offer to Purchase under “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Special Factors—Section 5—Effects of the Offer and the Buyout” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3,” “Special Factors—Section 13—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer on the Market of the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

(a)(2)(vi)	Not applicable.

(a)(2)(vii)	The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3,” “Special Factors—Section 13—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer on the Market of the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A

(a)	Transactions. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee,” “Special Factors—Section 11—Transactions and Arrangements Concerning the Units,” “Special Factors—Section 7—Certain Projected Financial Data,” “Special Factors—Section 12—Related Party Transactions” and “Special Factors—Section 13—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 9—Summary of the Transaction Agreement,” “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” and “Special Factors—Section 12—Related Party Transactions” is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 9—Summary of the Transaction Agreement,” “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” and “Special Factors—Section 12—Related Party Transactions” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 9—Summary of the Transaction Agreement,” “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” and “Special Factors—Section 12—Related Party Transactions” is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals

Item 1006 of Regulation M-A

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.

(c)	Plans.

(1) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Partnership,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” and “Special Factors—Section 9—Summary of the Transaction Agreement” is incorporated herein by reference.

(2) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.

(3) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 9—Summary of the Transaction Agreement,” “The Offer—Section 6—Price Range of Units” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.

(5) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 5—Effects of the Offer and the Buyout” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

(6) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

(7) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

(8) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 5—Effects of the Offer and the Buyout” and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a)	Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background of the Offer; Past

Negotiations with the Partnership” and “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Negotiations with the Partnership” and “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background of the Offer; Past Negotiations with the Partnership” and “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” is incorporated herein by reference.

(d)	Effects. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 9—Summary of the Transaction Agreement,” “Special Factors—Section 10—Dissenter’s Appraisal Rights; Rule 13e-3,” “The Offer—Section 5—Certain U.S Federal Income Tax Consequences,” “The Offer—Section 7—Possible Effects of the Offer on the Market for the Units; NYSE Listing; Registration under the Exchange Act” and “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

Item 1014 of Regulation M-A

(a)	Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 3—The Recommendation by the Conflicts Committee and the GP Board,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” and “Special Factors—Section 7—Projected Financial Data” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 3—The Recommendation by the Conflicts Committee and the GP Board,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 6—Analysis

Provided by the Financial Advisor to the Offeror Special Committee” and “Special Factors—Section 7—Projected Financial Data” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership” and “Special Factors—Section 5—Effects of the Offer and the Buyout” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 3—The Recommendation by the Conflicts Committee and the GP Board,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” and “Special Factors—Section 7—Projected Financial Data” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 3—The Recommendation by the Conflicts Committee and the GP Board,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” and “Special Factors—Section 7—Projected Financial Data” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Item 1015 of Regulation M-A

(a)	Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 3—The Recommendation by the Conflicts Committee and the GP Board,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” and “Special Factors—Section 7—Projected Financial Data” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—The Offeror’s Purpose and Reasons for the Offer; Plans for the Partnership,” “Special Factors—Section 3—The Recommendation by the Conflicts Committee and the GP Board,” “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” and “Special Factors—Section 7—Projected Financial Data” is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested Partnership unitholder.

Item 10.	Source and Amount of Funds or Other Consideration

Item 1007 of Regulation M-A

(a)	Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not Applicable.

(c)	Expenses. The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a)	Securities Ownership. The information set forth in the Offer to Purchase under “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” and “Schedule B – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 11—Transactions and Arrangements Concerning the Units” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Item 1012 of Regulation M-A

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under “Special Factors—Section 5—Effects of the Offer and the Buyout,” “Special Factors—Section 11—Transactions and Arrangements Concerning the Units,” “Special Factors—Section 13—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer on the Market of the Units; NYSE Listing; Registration under the Exchange Act” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 3—The Recommendation by the Conflicts Committee and the GP Board,” “Special Factors—Section 6—Analysis Provided by the Financial Advisor to the Offeror Special Committee” and “Special Factors—Section 7—Projected Financial Data” is incorporated herein by reference.

Item 13.	Financial Statements

Item 1010 of Regulation M-A

(a)	Financial Information. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Partnership” is incorporated herein by reference. The financial statements filed in the Partnership’s Form 10-K for the year ended December 31, 2016, filed with the SEC on March 14, 2017, including the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data” are also incorporated herein by reference. The unaudited consolidated financial statements filed in the Partnership’s Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 9, 2017, including the section in the Form 10-Q titled “Item 1. Financial Statements (Unaudited)” are also incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A

(a)	Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under “Item 5. Person/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

(b)	Employees and Corporate Assets. No officer, class of employee or corporate asset of the Partnership has been or will be employed or used by the Offeror in connection with the transactions contemplated by the Transaction Agreement.

Item 15.	Additional Information

Item 1011 of Regulation M-A

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Schedule 14D-9 and the Offer to Purchase including all exhibits, schedules and annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated June 2, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(vi)	Form of Summary Advertisement, to be published in The New York Times on June 5, 2017 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(vii)	Press Release, dated June 2, 2017 (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C., dated June 1, 2017 (incorporated herein by reference to Exhibit (a)(1)(viii) to the Schedule 14D-9 of World Point Terminals, LP, filed with the SEC on June 2, 2017).

(c)(2)	Updated Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated June 1, 2017, and Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated June 1, 2017.

(c)(3)	Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated May 21, 2017.

(c)(4)	Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated May 17, 2017.

(c)(5)	Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated April 18, 2017.

(c)(6)	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 19, 2017.

(d)(1)	Transaction Agreement, dated as of June 1, 2017, by and among the World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on June 2, 2017).

(f)	None.

(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017	WORLD POINT TERMINALS, LP

	By:	WPT GP, LLC,
its general partner

	By:	/s/ Kenneth E. Fenton
	Name:	Kenneth E. Fenton
	Title:	President and Chief Operating Officer

Dated: June 2, 2017	WPT GP, LLC

	By:	/s/ Kenneth E. Fenton
	Name:	Kenneth E. Fenton
	Title:	President and Chief Operating Officer

Dated: June 2, 2017	WORLD POINT TERMINALS, INC.

	By:	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Vice President and Chief Financial Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated June 2, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(a)(1)(vi)	Form of Summary Advertisement, to be published in The New York Times on June 5, 2017.

(a)(1)(vii)	Press Release, dated June 2, 2017 (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO of World Point Terminals, Inc., filed with the SEC on June 2, 2017).

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C., dated June 1, 2017 (incorporated herein by reference to Exhibit (a)(1)(viii) to the Schedule 14D-9 of World Point Terminals, LP, filed with the SEC on June 2, 2017).

(c)(2)	Updated Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated June 1, 2017, and Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated June 1, 2017.

(c)(3)	Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated May 21, 2017.

(c)(4)	Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated May 17, 2017.

(c)(5)	Presentation by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of WPT GP LLC, dated April 18, 2017.

(c)(6)	Materials prepared by Robert W. Baird & Co. Incorporated for the Special Committee of the Board of Directors of World Point Terminals, Inc., dated May 19, 2017.

(d)(1)	Transaction Agreement, dated as of June 1, 2017, by and among the World Point Terminals, Inc., WPT GP, LLC and World Point Terminals, LP (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on June 2, 2017).

(f)	None.

(g)	None.